

March 21, 2014

Via E-mail
Maarten van der Sanden
Chief Financial Officer
Symbid Corp.
Marconistraat 16
3029 AK Rotterdam
The Netherlands

> **Re: Symbid Corp.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed March 21, 2014**
> **File No. 333-177500**

Dear Mr. Van der Sanden:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We have examined the materials you sent us with respect to comment 1 in our letter dated January 8, 2014. However, we are unable to locate sources for all the factual references made in your Form 8-K. For example, we cannot locate the source of the chart "Total Startup Investments in US by Source of Funding" found on page 12, nor the Kickstarter webpages referred to in your response. Please provide us with clearly marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support.

Completion of Acquisition or Disposition of Assets, page 5

Share Exchange Agreement, page 5

2.   In response to comment 3, you disclose on page 5 that Symbid Holding B.V. was introduced to the company by Montrose Capital Limited. Please disclose the relationship between Montrose Capital and the company and between Montrose Capital and Symbid Holding B.V. Disclose when Symbid Holdings B.V. and the company were introduced.

3.   You also disclose on page 5 that FireRock Capital, Inc. and Montrose Capital Limited both owned shares of your common stock at the time of the closing of the Share Exchange. With a view to disclosure, please tell us when and how FireRock Capital, Inc. and Montrose Capital Limited acquired their shares in the registrant.

4.   Please provide the disclosure required by Item 404(c) of Regulation S-K with respect to all promoters.

Split-Off, page 7

5.   We note your response to comment 4. Please clarify in your disclosure the value of the assets and liabilities that were transferred to the special-purpose subsidiary whose ownership was assumed by Holli Morris at the time of the split-off. We note that the balance sheet for the fiscal year ended August 31, 2013, found in the company's Form 10-K for that year, indicates total liabilities of $48,199. Furthermore, please affirmatively state, if true, that Ms. Morris received no consideration in connection with the transactions leading up to and including the Share Exchange for setting up a reporting shell company that could be used in a reverse merger by giving up her management positions, cancelling her shares constituting over 90% of the company's shares, assuming the company's liabilities and retaining no holdings in the company after the Share Exchange.

6.   We note your response to comment 5. Please identify in your response the former sponsor of the share exchange and explain how he was a sponsor.

Description of Business page 10

7.   Please provide disclosure that explains in detail how your crowdfunding platform works (providing examples) and how the organizational structure of Symbid Coöperatie U.A. forms the basis for the crowdfunding operation.

Symbid's History and Structural Overview, page 10

8.   In the fifth paragraph you state that Symbid B.V. derives all its income through revenue streams from Symbid Coöperatie U.A. In the following paragraph, however, you state that approximately 46.7% of Symbid B.V.'s revenues in the year ending

December 31, 2012 were derived from the VIE. Please revise to clarify this apparent discrepancy.

9.   Please disclose the percentage of Symbid Coöperatie's revenues the fees paid to Symbid B.V. represent.

10.   In response to comment 8, you disclose on page 11 that Symbid IP foundation holds common law trademarks. Please explain the rights afforded common law trademarks in the Netherlands and what protections they provide in the Netherlands and elsewhere.

Market Need – The Problem Definition, page 11

11.   Since your operations are currently limited to the Netherlands and parts of Europe, please remove the table regarding the total startup investments in the United States by source of funding. Please focus your discussion on the markets you serve.

License related revenues, page 16

12.   Please clarify, if true, that Symbid intends to sublicense Symbid IP Foundation's platform to other partners.

Professional "Reliable and trustworthy" Product strategy, page 17

13.   Please provide further support for your statement that "As a result of more than 3 years of experience building its products, Symbid believes that its technology infrastructure is one of the most sophisticated crowdfunding platforms in the world." In the alternative, revise or delete the statement. In this regard, we note the limited number of fundings completed using your platform and the tailoring of your operations to meet Dutch regulatory requirements.

The Proposed Acquisitions of Gambitious B.V. and Equidam Holding B.V., page 20

14.   Please revise to clarify why you recently sold a significant interest in Gambitious B.V. only months before your planned acquisition of 100% that entity. Disclose the consideration you received from the sale.

History and Organizational Structure, page 22

Symbid B.V., page 22

15.   We note your response to comment 23. Please revise your disclosure throughout your filing to clarify that Symbid B.V. now has an indirect ownership interest of 46% in Gambitious Coop and 13.05% in Gambitious B.V.

Symbid Coöperatie U.A., page 22

16.   You disclose that Symbid Coöperatie U.A. pays licensing fees to Symbid B.V. for the use of the Symbid crowdfunding platform. Please clarify this statement in light of the fact that Symbid Coöperatie U.A. owns the intellectual property underlying Symbid B.V.'s crowdfunding platform.

17.   We note your response to comment 26. Please tell us how you are accounting for the $30,000 (€22,996) one-time subsidy from the Dutch government to "defray operational costs". Specifically, clarify whether the subsidy is being recognized as revenue or a reduction in operating expenses.

Regulatory Framework, page 25

18.   In response to comment 6, you disclose on page 11 that "Symbid B.V. determined that its crowdfunding operations in the Netherlands would be best served by operating through Symbid Coöperatie U.A… because it removes the regulatory burden and additional costs that otherwise might have been imposed on Symbid B.V. if it were deemed to be a broker-dealer offering securities for sale to the public." Please discuss with specificity why you believe Symbid Coöperatie U.A. would not be deemed to be a broker-dealer under Dutch law.

19.   We note that your platform has been available to European investors since May 2012, twenty percent of investors have been located in European countries and you intend to expand your crowdfunding platform into Europe. Please address the regulations applicable to crowdfunding in Europe. Also explain why changes in regulations within the European Union governing your operations, specifically relating to the sale of securities to the public, could negatively affect your business, per your risk factor on page 28.

20.   We note your response to comment 32. Please provide your analysis of why you would not be required to file your agreement with InterSolve as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Please note that, if appropriate, you may submit a request for confidential treatment of specified portions of the agreement pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

Risk Factors, page 33

Delay in the implementation of the JOBS-act in the United States could negatively affect our business plan and future growth prospects, page 28

21.   Please provide a risk factor that addresses the risk that your platform, operations and organizational structure may not comply with regulations governing equity crowdfunding in the United States.

Our intellectual property is owned by Symbid IP Foundation . . ., page 29

22.   Please revise to remove the mitigating language that "this risk is extremely small."

Our crowdfunding platform in The Netherlands is operated . . ., page 29

23.   Please revise to clarify that because the company owns no equity interest in Symbid Coöperatie U.A., it has no right to receive any distributions from that entity, and the revenues from Symbid Coöperatie U.A. come from administrative, success and managements fees it pays to your subsidiary.

We may need additional financing…, page 30

24.   Your statement that you expect the proceeds from the private placement offering will be sufficient to implement your business plan contradicts statements made elsewhere in the Form 8-K, such as in the description of your planned strategic product roll out on page 13. Please revise this risk factor to address the amount of financing you need to implement specific areas of your business plan.

Critical Accounting Estimates, page 35

Revenue Recognition

25.   We note your response to comment 37. Please revise your disclosure to clarify under what circumstances revenue is recognized "at the moment an investment is made".

26.   Further, please clarify whether any portion of the administration fee charged to investors for investments is refundable in the event an investor requests a refund from Intersolve. Please revise your disclosure to distinguish between this fee and the refund fee.

27.   We note your response to comment 39. You state that "in general" revenue is recognized when the services have been rendered. Please clarify whether there are circumstances when revenue might be recognized before services have been rendered.

Item 9.01 Financial Statements and Exhibits, page 52

28.   We note the disclaimer you include prior to the exhibits list, including your statement that "they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements." Please revise to remove any potential implication that the exhibits do not constitute public disclosure under the federal securities laws.

29.   We also note your disclosure that the representations and warranties in the exhibits "were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments" and "may not describe the actual state of affairs as of the date they were made or at any other time."   Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether any additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Form 8-K not misleading.

Financial Statements

Consolidated Balance Sheets, page F-3

30.   We note your response to comment 43. You do not appear to have provided footnote disclosure for your prepaid expenses and current assets balance at December 31, 2012. Please revise or advise us.

Consolidated Statements of Changes in Equity, page F-6

31.   There appears to be an error in your presentation of Additional Paid-In Capital. Please revise to reconcile to your Balance Sheets.

6- Deferred Government Grants, page F-14

32.   We note your response to comment 46. Please explain the nature of the arrangements underlying the government grants in more detail. In particular, explain what products or services the company must deliver to earn the awards, and whether this is likely to be an ongoing source of income in the future. Also, please tell us what consideration you gave to the examples provided in ASC 808-10-55 in determining the classification of the government grants as revenue.

33.   Further, we note from your disclosure on page F-12 that Scoop has a liability labeled "government subsidy" of $20,199 at December 31, 2012. However, the company reports a liability related to deferred government grants of $42,156 at December 31, 2012. Please clarify whether the government grant award discussed in this footnote relates to Scoop, Symbid B.V., or if separate awards were made to each entity.

Condensed Consolidated Statements of Cash Flows, Page F-21

34.   You appear to have removed the label "unaudited", as well as the heading noting that the columns relate to the nine month periods ending September 30. Please revise or advise us.

4 - Prepaid Expenses and Other Current Assets, page F-26

35.   Please expand your disclosure to explain the nature of your "VAT return" assets, including how they arise, any process related their settlement, whether there is any risk of recovery related to these assets, and the general timing between when they are acquired and when they are settled.

        You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                            Sincerely,

                                            /s/ Kathleen Krebs, for

                                            Larry Spirgel
                                            Assistant Director

cc: Via E-mail
       Paul C. Levites, Esq.
       Gottbetter & Partners